VIA EDGAR

May 13, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	SpeedSport Branding, Inc.
File No. 333-155318

Dear Ladies and Gentlemen:

At the request of SpeedSport Branding, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 10, 2008 from Amanda McManus of the Commission to Roy C. Montgomery, Chief Executive Officer of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on November 12, 2008 (the “Registration Statement”).  We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.  As appropriate, please revise to update the Business Section, the Risk Factors section, Management's discussion and Analysis, and elsewhere throughout the registration statement to address the recent downturn in consumer spending and the automobile industry  due to the worsening global economies which may have a material impact on your results of operations.  Your revisions should consider any affects on advertisement sales or sponsorships which may be affected by the current market conditions.  Additionally, please address the economic risks related to motorcar racing, a sport which may be dependent upon discretionary spending.

Response

The appropriate sections have been revised to indicate the global economies impact upon the Registrant's results of operations.  Also, additional disclosure has been included in the prospectus reflecting the economic risks related to motorcar racing.

2.  We note that your registration statement contains a significant amount of marketing language.  Please revise throughout the registration statement to remove all marketing language from the filing or provide independent verification that such claims are true.  For example, eliminate or substantiate the following claims and other similar claims which are inappropriate in a disclosure document:

o
Page 12: "Grand American believes it has addressed this with sensible and affordable rules that are competition driven but grounded in common sense and stability with a firm commitment to a level playing field and cost containment."

o
Page 14:  "We believe that as interest and spectator attendance in motorsports has grown, Rolex Series racing has become a nationally recognized sporting event that is seen by hundreds of thousands of race fans annually."

o	Page 18: "auto racing continues to be one of the most popular entertainment sports in the country in recent years."

Response

The Staff's comment has been noted and the marketing language has been eliminated.

3.  If you have a website, it is encouraged that you revise to disclose the website address when available.  Refer to Item 101(c) of Regulation S-K

Response

The Registrant does not have a website.

4.  Please clarify whether you rent, lease or own the property at your business office. Refer to Item 102 of Regulation S-K

Response

A new Section entitled "Property" has been added at the end of "Business of the Company" in response to the Staff's comment.

Registration Statement Cover Page

5.  Please move the language under ""RED HERRING LANGUAGE" to the prospectus cover page.  See Item 501(b)(10) of Regulation S-K.

Response

The "RED HERRING LANGUAGE" has been relocated to the prospectus cover page.

Prospectus Cover Page

6.  Please revise to explain why you priced the shares at $.02 per share which is less than the price the majority of the selling shareholders purchased then at $.20. By so doing you prohibit them from making any profit on the sales unless and until there is an active trading market.  That raises questions about whether it is a bona  fide price,  Alternately, increase the fixed price and pay the additional filing fee.

Response

The fixed price has been increased an the additional filing fee has been paid.

The Company, page 5

7.  Please revise this section to provide a prospectus summary with more detail and clarity in regards to all material aspects of your business.  Please note, while it is appropriate to discuss your aspirations as a business, this should be preceded by a brief but realistic description of your current business as it is today.  Revise your disclosure to clarify whether you have generated any revenue from sponsorships, winning cash purses or the sale of advertising space.  If applicable, please revise to disclose that you have received no firm commitments for sponsorships or advertising space on your race vehicles.  Any discussion of anticipated changes from your present situation should clearly be identified as anticipatory in nature.

Response

The prospectus summary has been considerably revised taking into account the Staff's comment.

8. We note the disclosure here, on page 12, and throughout the prospectus regarding the Grand American Road Racing Association and its organization.  While a description of the organization is appropriate to provide investors with an understanding of your business, extensive description on Grand Am is inappropriate because it is not an affiliate, partner or sponsor of your company.  Please revise your disclosure to clarify that Grand Am is a separate and distinct entity from your Company and you do not have any formal contracts the organization.

Response

The disclosure has been revised in response to the Staff's comment.

9.  Please expand your discussion to describe Mr. O'Connell's relationship with the operations of the Company prior to and after the merger.  Revise to disclose that Mr. O'Connell, your majority shareholder started the business to participate in Grand American auto racing as disclosed on page 14.  Reference is also made to the disclosure under "Certain Relationships and Related Transactions" on page28.  Further revise to disclose that payments for your leased racing cars are paid to P-1, a company where Mr. O'Connell is the Managing Member.  Additionally, disclose that your leased cars are managed for racing from a facility in Riverside California owned by Riverside Acceptance, LLC, a company whose majority economic interests are held by Mr. O'Connell.

Response

The disclosure has been revised in response to the Staff's comments.

10.  Please expand your description of the SpeedSport Branding LLC and SpeedSport Branding, Inc. In so doing, please describe the terms of and the reasons for the merger. Include similar disclosure in the business section.

Response

The disclosure has been revised in response to the Staff's comments.

11.  The independent auditor's report expresses substantial doubt about the Company's ability to continue as a going concern.  Please provide the information in the forefront of "The Company section and disclose that you are a development stage company.  Also, that you currently have $2254 in cash as of June 30, 2008, the amount you currently have and your monthly burn rate.

The disclosure has been revised in response to the Staff's comments.

Response

12. Please include a new paragraph to discuss your revenues and losses for the most recent audited period and stub period.  This snapshot will help the public evaluate the disclosure as they read the filing.

Response

The disclosure has been revised in response to the Staff's comments.

Risk Factors, page 6

13. Please add a risk factor to highlight the facts that you only lease the racing motorcars from P-1, a company managed and controlled by Mr. O'Connell, a founder and controlling shareholder of your Company.  Also disclose the disadvantages to leasing your racing cars from one source compared to various sources.

Response

A new Risk Factor has been added in response to the Staff's comment.

14.  Please add a risk factor describing any affects the decline in U.S. consumer spending and the automobile industry will have on your results of operations.

Response

A new Risk Factor has been added in response to the Staff's comment.

15.  Please add a risk factor discussing the increased costs of being a public reporting company and your management's lack of experience managing a reporting company.

A new Risk Factor has been added in response to the Staff's comment.

Our existing principal stockholders exercise control of our Company, page 7

16.  Revise to expand the disclosure describing Mr. O'Connell relationship with P-1and how he is also the founder of your Company.  Discuss any conflicts of interest O'Connell may have in his position as controlling person of your company as well as vendor to you.

Response

The disclosure has been revised in response to the Staff's comments.

We may not be able to lease certain race cars as needed for specific events, page 8

17.  Please revise to highlight the fact that you do not own any racing cars and that you pay P-1 for lease racing cars.

Response

The disclosure has been revised in response to the Staff's comments.

The success of our operations will be dependent upon the success of our racing team, page 8

18.  Disclose here whether your racing team has ever failed to qualify or finished "poorly" in races since inception.  Your revision should aim to provide disclosdure regarding your racing team and its racing experience compared to the competition so that investors may form a proper investment decision about you Company.

Response

The disclosure has been revised in response to the Staff's comments.

We may not be able to attract and maintain sponsors as our primary source of revenues, page 8

19.  Please revise the risk factor heading to include the fact that you have not entered into any sponsorships since the Company's inception in 2006.

Response

The disclosure has been revised in response to the Staff's comments.

20.  Revise to explain what "special race bonus opportunities" means.

Response

The disclosure has been revised in response to the Staff's comments.

We are dependent on key personnel, page 9

21.  We note the disclosure here that Messrs. Norwood and Toth spend less than 10% of their time to your business.  However, you state on page 26 that they spend up to 25% of their time to your business operations. Please revise to explain this discrepancy.

Response

The disclosure has been revised in response to the Staff's comments.

Business of the Company, page 11

22. We note the disclosure that you expect the majority of your revenues to be derived from the sale of advertising space on each racing vehicle at the Grand Am events.  On page 16 you state that you expect the majority of your revenue to be received from sponsorships with businesses that have an interest in creating awareness of their corporate brand.  Please revise to explain this discrepancy.

Response

The disclosure has been revised in response to the Staff's comments.

Company History, page 14

23.  Please expand the disclosure to describe all the material terms of the equipment lease agreement as filed as Exhibit 10.1 to the registration statement. Disclose whether P-1 was formed and founded by Mr. O'Connell.

The disclosure has been revised in response to the Staff's comments.

Response

24.  Revise to disclose how much revenue and cash purse winnings you have received since inception so that investors  may have a better understanding of your experience to date.

Response

The disclosure has been revised in response to the Staff's comments.

25.  Revise the final paragraph on page 15 to disclose the approximate replacement value of the cars you lease for purposes of a total loss.

Response

The disclosure has been revised in response to the Staff's comments.

26.  Explain how you intend to place sponsors' names and advertisements on cars that you only lease on a per race basis.

Response

The disclosure has been revised in response to the Staff's comments.

27.  We note your disclosure that you believe the $7,500 leasing fee per leased car is equivalent to or more advantageous than otherwise be available to you from other lessors. Please revise to provide the basis for this belief.  Please also tell us whether P-1 leases racing cars to other parties.

Response

The disclosure has been revised in response to the Staff's comments.

28.  We note the disclosure regarding the leased cars in 2007 and 2008 and your participations in the various racing events.  Please revise to disclose the payments made to P-1 in 2007 and 2008 in relation to your cash purse winnings for these events.

Response

The disclosure has been revised in response to the Staff's comments.

Business Strategy, page 16

29.  Revise to provide the basis for your belief that the majority of your revenue will be received from sponsorship with businesses as you currently do not have any sponsors.  In addition, provide the basis of your estimates for per event sponsor revenue.

Response

The disclosure has been revised in response to the Staff's comments.

Competition, page 17

30  Plese revise to disclose the number and size of the racing events that you expect to enter into on an annual basis.  Please provide an estimate of how many qualifying places are available at each event so that investors may have a better understanding of your business.  Please expand your disclosure to more fully discuss the competition you face and explain the position of your company in relation to your competition.  Se Item 101(h)(4)(iv) of Regulation S-K.

Response

The disclosure has been revised in response to the Staff's comments.

Management's Discussion and Analsis or Plan of Operation, page 18

31.  Revise your disclosure under "Trends and Outlooks" so that it is anticipatory in nature.  For example, none of your current revenue "is" derived from sponsorship clients.

Response

The disclosure has been revised in response to the Staff's comments.

Liquidity and Capital Resources, page 21

32.  Expand your disclosure to discuss the sources of your liquidity during the relevant periods, including all related party loans and associated issuances of debt securities.

Response

The disclosure has been revised in response to the Staff's comments.

Operating Expenses, page 23

33.  Expand to provide additional information regarding the material terms for the $20,000 and $15,000 fees in consulting services.  If there is a consulting agreement, file the agreements as exhibits.

Response

The disclosure has been revised in response to the Staff's comments.  There were no written consulting agreements.

34.  Describe briefly your travel and lodging expenses and miscellaneous expenses in more detail.

Response

The disclosure has been revised in response to the Staff's comments.

Year Ended December 31, 2007 Compared to year ended December 31, 2006, page 21

35.  Revise to clarify what "Lease payments for the use of certain race cars will accrue with our related party lessor, P-1, LLC means.

Response

The disclosure has been revised in response to the Staff's comments.

36.  Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item.  Explain the facts and circumstances that caused a decrease in revenues generated in fiscal 2007.  Se Instruction 4 to Item 303(a) of Regulation S-K

Response

The disclosure has been revised in response to the Staff's comments.

Liquidity and Capital Resources, page 23

37.  Please expand to disclose whether or not you have any lines or letters of credit available and the amount thereof, and if any officers, directors or shareholders have committed to any oral or written agreements to fund your operations in the next twelve months.  Given your cash position at June 30, 2008, including the negative cash flows from operations, discuss your palns to meet your liquidity needs for the next twelve months from the most recent balance sheet date including the filing.

Response

The disclosure has been revised in response to the Staff's comments.

38.  Revise to disclose the expenses that you expect to incur in relation to leasing the racing cars from P-1 for the period ending September 30, 2009.

Response

The disclosure has been revised in response to the Staff's comments.

Executive compensation, page 26

39.  Please disclose whether you have plans to pay employee directors separate fees for their services.

Response

The disclosure has been revised in response to the Staff's comments.

Certain relationships and Related Tranactions, page 28

40.  Please clarify whether "Revete Capital Partners, LLC Group billington Brown Acceptance LLC is a separate and distinct company from Billington Brown Acceptance LLC

Response

The disclosure has been revised in response to the Staff's comments.

41.  Revise to clarify that you have paid P-1 the amount of $75,000 for the leased racing cars from inception of their lease agreement in February 2007 through November 1,2008.

Response

The disclosure has been revised in response to the Staff's comments.

42. The amounts shown here for debt incurred by you to related parties, as well as shares issued to related parties in debt repayments, do not appear to match the amounts shown in Note 2 Related Party Transactions, in your financial statements. Please revise or advise.

The disclosure has been revised in response to the Staff's comments and the information has been reconciled.

Response

Selling Stockholders, page 30

43.  In your table, please revise to clearly indicate the relationship, if any, the selling security holder has had within the past three years with you or any of your affiliates.  Refer to Item 307 of Regulation S-K.
Response

44.  Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.  Additionally, tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response

45.  Please disclose how Extend Services Pty Ltd., World in Motion, Inc. and Capital Strategy Partners, LLC acquired their securities. Refer to Item 507 of Regulation S-K

Response

World in Motion, Inc. is a founding shareholder.

Extend Services Pty, Ltd. was issued founders' stock in error and the error. Extend Services Pty, Inc. 550,000 shares should have been issued to Cassin Farlow, LLC, an LLC that is owned and controlled by Augustus B. O'Connell, the father of Kevin P. O'Connell. This disclosure is now set forth in the prospectus.

Capital Strategy Partners, LLC is owned and controlled by Chad B. Arnold. It is a founding shareholder.  Chad B. Arnold is currently a registered representative with BMA Securities. At the time when  the founders shares were issued to Capital Strategy Partners, LLC, Mr. Arnold was not associated with a broker-dealer.

Experts, page 34

46.  Identify counsel under this section

Response

The disclosure has been revised in response to the Staff's comments.  Please note that new counsel has been retained by the registrant.  Stanley M. Moskowitz, Esq, dis-associated with former counsel, Audie J. de Castro on November 23, 2009. On January 1, 2010, Mr. Moskowitz became Of Counsel to the Bingham Law Group, current counsel.

Financial Statements

Note 5 Going Concern, page 46

47.  We note in Note 4 to the Financial Statements that the Company "is currently undertaking to register XXX common shares."  Please revise to complete the disclosure to include the number of common shares.

Response

The disclosure has been revised in response to the Staff's comments.

Age of Financial Statements

48. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X.  In this regard, in the next amendment, please include unaudited interim financial statements for the six months period ended September 30,2008 and the comparative prior period.  Related financial information, such as MD & A should also be updated to include the interim period results.  Also see Rule 8-03 of Regulation S-X for the requisites of the interim financial statements.

Response

Duly noted.

Part II

Item 15

49.  Tell us and revise your disclosure, if applicable, in the second paragraph to clarify whether the interest rate was actually $.08 per annum or 8% per annum.  Also, revise the final paragraph to disclose what securities you issued.

Response
The disclosure has been revised in response to the Staff's comments.

On behalf of the Company, we have arranged for delivery to the attention of Amanda Ravitz, Esq. Mailstop 3561 of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.1, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham
     Brad Bingham